November 28, 2025
Jeffrey W. Long
Deborah O’Neal Johnson
Disclosure Review and Accounting Office
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	EA Series Trust (the “Trust”) Post-Effective Amendment No. 531 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-195493 and 811-22961 DAC 3D Dividend Growth ETF (the “Fund”)
Ladies and Gentlemen:
This correspondence responds to comments to the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
The Trust notes that it no longer anticipates that the Fund will adopt the performance history of the common trust fund the assets of which are expected to be contributed to the Fund at its inception. Consequently, the disclosure in the Performance section of the prospectus has been removed and replaced with disclosure that the Fund does not yet have performance to disclose.
Comment 1:The Staff notes that the Fund “expects to acquire a material amount of assets through one or more in-kind contributions that are intended to qualify as tax-deferred transactions governed by Section 351 of the Internal Revenue Code.” With respect to such contributions:
a.Supplementally describe the arrangements with respect to such contributions, including if there are contractual arrangements or assertions. Additionally, describe the timing in which assets will move to the Fund’s custodian and the estimated range of the initial assets.
b.If there is a commitment for the Fund to purchase assets or other known obligations, please update the disclosure with a schedule of such assets.
c.Supplementally describe if the contributions will occur prior to effectiveness of the Amendment.
d.Update the section entitled “Buying and Selling Fund Shares” to describe in-kind contributions to the Fund.
Response: The Fund anticipates receiving at its inception an in-kind contribution of securities from a single common trust fund (the “transferor”). The transferor is expected to enter into an agreement with the Trust, on behalf of the Fund, which sets forth certain representations regarding facts applicable for the transaction to qualify as a tax-free contribution pursuant to Section 584 of the Internal Revenue Code of 1986 (“Section 584”). The contributions of securities pursuant to Section 584 are generally not subject to the recognition of gain or loss by the transferor. The Fund will take a carryover tax basis and holding period in the securities transferred, and the transferor will have a carryover tax basis and holding period in the shares of the Fund received in the transfer corresponding to the tax basis and holding period of the securities transferred.
The transferor is expected to deliver securities to the Fund effective at the Fund’s inception, which will follow the effectiveness of the Amendment. The value of such securities is expected to be less than $10 million. Because the in-kind contribution is only applicable to the transferor, the Trust does not believe additional disclosure in the “Buying and Selling Fund Shares” section would benefit investors’ decisions about the Fund and consequently respectfully declines to make the requested change.

Comment 2:Please include a completed fee table and expense example in the response letter.
Response: The Registrant has provided the completed fee table and expense example as part of this response – see Exhibit A.
Comment 3:With respect to the financial statements of the Counsel Dividend Income Common Trust Fund, please confirm that a subsequent amendment will include an audited Schedule of Investments as of a recent date that complies with Rule 12-12 of Regulation S-X.
Response: The Trust so confirms.
Comment 4:Supplementally, please confirm how many companies are in the 3D Universe.
Response: The Sub-Adviser has confirmed that the 3D Universe is comprised of approximately 180 companies, a subset of which would be selected for inclusion in the Fund’s portfolio as described in the Fund’s principal investment strategy.
Comment 5:Please include sector-specific risk disclosure for the sectors identified in the principal strategy.
Response: The principal strategy has been revised to reference only the technology sector, and applicable risk disclosure has been added.

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If you have any questions regarding the above responses, please do not hesitate to contact me at (617) 290-8738 or michael@etfarchitect.com.
Sincerely,
/s/ Michael D. Barolsky
Secretary, EA Series Trust

EXHIBIT A
FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.
ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

Management Fee	0.65%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.65%
1 Other Expenses are estimated for the current fiscal year.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then hold or sell all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$66	$208

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